Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Fax)

www.drinkerbiddle.com

December 12, 2018

VIA EDGAR

Ms. Karen Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:	FS Series Trust

File Nos. 333-214851 and 811-23216

Dear Ms. Rossotto:

On behalf of FS Series Trust (the “Registrant”), set forth below are the Registrant’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“Commission”) telephonically on November 15, 2018, regarding Post-Effective Amendment No. 4 to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 7 under the Investment Company Act of 1940, as amended (the “Registration Statement”) and the prospectus (“Prospectus”) and statement of additional information (“Statement of Additional Information”) included therein. The Registration Statement was filed pursuant to Rule (a)(2) of Rule 485 under the 1933 Act to register shares of the following six new series of the Trust: (i) FS Managed Futures Fund; (ii) FS Global Macro Fund; (iii) FS Real Asset Fund; (iv) FS Long/Short Equity Fund; (v) FS Market Neutral Fund; and (vi) FS Event Driven Fund (each, a “Fund” and collectively, the “Funds”). For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Registrant’s response. All page references are to page numbers in the Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

Also described below are the changes that the Registrant will make in response to the Staff’s comments in Post-Effective Amendment No. 6 to the Registration Statement, expected to be filed by the Registrant on or about December 14, 2018 (the “Revised Registration Statement”).

SUMMARY SECTIONS – GENERAL

1)	The Staff notes that much of the language contained in the Principal Investment Strategies section is very technical. Please revise the disclosure to plain English that a retail investor would better understand.

The Registrant notes that a number of revisions have been made to the Principal Investment Strategies sections of the Prospectus for purposes of clarifying the disclosure. The Registrant believes that the disclosure, as revised, is accurate and responsive to Form N-1A and useful to investors. Furthermore, each Fund’s approach to its strategy is in-line with industry practices.1 The Registrant also notes that the disclosure is in-line with the Trust’s currently effective registration statement for the FS Multi-Strategy Alternatives Fund.

1 See AQR Global Macro Fund, AQR Alternative Risk Premia, AQR Style Premia Alternative, AQR Multi-Strategy Alternative, AQR Managed Futures Strategy Fund, AQR Equity Market Neutral Fund and AQR Long-Short Equity Fund (each, a series of AQR Funds, File No. 333-153445); BlackRock Event Driven Fund (a series of BlackRock Large Cap Series Funds, Inc., File No. 333-89389); DoubleLine Strategic Commodity Fund (a series of DoubleLine Funds Trust (File No. 333-164298); Goldman Sachs Alternative Premia Fund (a series of Goldman Sachs Trust, File No. 033-17619); Infinity Q Diversified Alpha Fund (a series of Trust for Advised Portfolios, File No. 333-108394); JPMorgan Systematic Alpha (a series of JPMorgan Trust I, File No. 333-103022); Lazard Real Assets and Pricing Opportunities Portfolio (a series of Lazard Funds Inc, File No. 033-40682); Columbia Alternative Beta Fund (a series of Columbia Funds Series Trust I, File No. 2-99356); and MProved Systematic Multi Strategy Fund, MProved Systematic Long-Short Fund and MProved Systematic Merger Arbitrage Fund (each, a series of Series Portfolios Trust, File No. 333-206240).

Ms. Rossotto

December 12, 2018

2)	Please confirm that expenses associated with short sales are reflected in “Other Expenses” in each fee table, as applicable.

The Registrant confirms that expenses associated with short sales are reflected in “Other Expenses” in the fee table for each applicable Fund.

3)	If acquired fund fees and expenses are expected to exceed one basis point, please include a separate line item to the fee table, as applicable.

The Registrant confirms that acquired fund fees and expenses are not expected to exceed one basis point throughout each Fund’s first year of operations. The Registrant confirms that it will add the disclosure if needed in the future.

4)	For those Funds that invest in swaps, please include a footnote to the fee table disclosing the cost of investing in swaps. Explain that the embedded cost of swaps and operating costs of the reference asset are indirect expenses of the Fund that are not included in the fee table or expense example. Please provide an estimate of these costs as a percentage of Fund assets for the most recent fiscal year.

The Registrant has added a footnote to each fee table disclosing the estimated costs of investing in swaps. Each footnote also notes that such costs are indirect expenses of the Fund and are not included in the fee table or expense example.

5)	Each Fund has a footnote to its respective fee table discussing the Expense Limitation Agreement. The last sentence states that “The Expense Limitation Agreement permits the Adviser to recoup waived or reimbursed expenses within the three-year period after the Adviser bears the expense, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment”. Please revise this sentence as follows: “The Expense Limitation Agreement permits the Adviser to recoup waived and reimbursed amounts within the three-year period from the date of the waiver, provided that total expenses, including recoupment, do not exceed the annual expense limit in effect at the time of such waiver and reimbursement or recoupment.”

The Registrant has made the requested change.

6)	The Staff notes that the word “diversification” is used throughout the Registration Statement. Please remove all references to the word “diversification” because the Funds are not diversified, and this may be confusing to investors.

The Registrant has made the requested changes as appropriate.

Ms. Rossotto

December 12, 2018

7)	Please further explain what Alternative Beta Providers are in the Registration Statement.

The Registrant has added the following disclosure to each Fund’s Principal Investment Strategies section to further explain Alternative Beta Providers:

FS Fund Advisor, LLC (“FS” or the “Adviser”) ~~typically allocates~~ expects to allocate up to 100% of the assets of the Fund among one or more alternative beta providers (“Alternative Beta Providers”) that offer the Fund exposure to the returns of particular investment strategies (“Alternative Beta Strategies”). ~~The Adviser may also manage all or a portion of the Fund’s assets directly.~~  An Alternative Beta Provider is a financial institution that serves as a counterparty to the Fund in a total return swap (or similar instruments or other arrangements) that offers exposure to the returns of a specified underlying asset. In a typical total return swap (or similar instrument) transaction with an Alternative Beta Provider, the Fund agrees to pay a fixed or variable interest rate to the Alternative Beta Provider in exchange for return earned on a specified underlying asset. ~~The Fund invests in Alternative Beta Strategies by entering into a total return swap (or similar instrument or other arrangement) with an Alternative Beta Provider, a financial institution.~~ Alternative Beta Providers are swap (or similar instrument) counterparties, not sub-advisers. Alternative Beta Providers in particular may offer cost advantages over traditional alternative asset managers. The strategies employed by the use of Alternative Beta Providers are referred to in this Prospectus as “Alternative Investment Strategies.” In general, Alternative Beta Strategies seek to identify and capitalize upon market inefficiencies and market behavioral biases (or risk premia). Alternative Beta Strategies typically have less correlation to traditional equity and fixed income markets than traditional investment strategies.

The Fund generally seeks to obtain exposure to Alternative Investment Strategies in a cost-efficient manner, particularly as compared to private investment vehicles that have historically been used to access alternative investment strategies. Alternative Beta Strategies may include historical trend (seeking to benefit from the historical tendency of securities with certain characteristics to outperform others), carry and curve, low beta, value and volatility premium and momentum strategies (which emphasize investing in securities that have better recent performance compared to other securities). The Adviser may also manage all or a portion of the Fund’s assets directly.

8)	Each Fund may invest in Alternative Beta Strategies. Please explain what this means more clearly. How is a Fund’s objective sought by entering into total return swaps? Please explain the difference between this type of strategy and gaining exposure through direct investments. Please explain what a total return swap is in plain English and the percent of each Fund’s assets that are invested in this manner.

Please see response to Comment 7 above.

9)	The qualifiers “significantly” and “a significant portion” are used throughout the Registration Statement with respect to the Funds’ strategies. To the extent it can be quantified, please do so.

The Registrant has made the requested changes throughout the Revised Registration Statement where appropriate.

10)	For each Fund that invests in emerging markets, please explain how the Fund defines emerging markets.

The Registrant has added the following disclosure to the Additional Description of the Principal Risks of the Funds section of the Prospectus:

The Fund considers emerging markets to be those markets in any country other than Canada, Luxembourg, the U.S. and the countries comprising the MSCI EAFE Index (currently, Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom).

Ms. Rossotto

December 12, 2018

11)	With respect to those Funds that may invest in total return swaps, please explain supplementally the Funds’ intent with regard to asset coverage with respect to total return swaps.

The Registrant confirms that, with respect to the Funds’ investments in total return swaps, each Fund will “cover” its positions in a manner that is consistent with Securities and Exchange Commission (“SEC”) Staff positions with respect to Section 18 of the Investment Company Act of 1940 (the “1940 Act”). The Registrant is also aware that the SEC or the Staff could issue future guidance with respect to derivatives and leverage, which could impact the manner in which the Funds operate.

12)	For each Fund that invests in convertible securities, please supplementally confirm whether the Fund will invest in contingent convertible securities. If a Fund expects to invest in contingent convertible securities, please also supplementally state the extent of such investments.

The Registrant confirms that the Funds do not expect to invest in contingent convertible securities.

13)	Please move any strategy-related language in the Principal Investment Risks section to the Principal Investment Strategies section, and move any risk-related language in the Principal Investment Strategies section to the Principal Investment Risks section of each Fund’s summary section.

The Registrant has reviewed each Principal Investment Strategies and Principal Investment Risks section and has moved any necessary disclosure accordingly.

14)	It is a new policy of the Staff to request registrants to disclose risks of greater significance first in the Principal Investment Risks sections rather than alphabetically. Although not required, please consider revising the order of risks accordingly.

The Registrant respectfully declines to reorganize the risk disclosure in such a manner at this time.

15)	Much of the Alternative Beta Strategies disclosure contained in each Principal Investment Risks section is strategy-related and should be moved to the Principal Investment Strategies section. Please clarify whether the strategies described as those utilized by certain or many Alternative Beta Strategies are also strategies of the Fund.

The Registrant confirms that strategy-related disclosures have been moved to the Principal Investment Strategies section, as appropriate, in the Revised Registration Statement. The Registrant also confirms that the strategies described as Alternative Beta Strategies are those utilized by the Alternative Beta Providers, not the Funds directly.

16)	For each Performance Information section, please include the narrative information required in Item 4(b)(2)(i) of Form N-1A.

The Registrant has added the following disclosure to each Performance Information section of the Prospectus:

This Prospectus does not show performance information for the Fund because the Fund had not commenced investment operations as of the date of this Prospectus. Performance information for the Fund, which provides some indication of the risks of investing in the Fund, will vary from year to year. After the Fund begins investment operations, updated performance information will be available at www.fsinvestments.com, or by calling 1-877-372-9880.

Ms. Rossotto

December 12, 2018

SUMMARY SECTION – FS MANAGED FUTURES FUND

1)	The Staff notes that the Fund is a managed futures fund, but the strategy contains little disclosure relating to how futures are used in the Fund’s strategy. Please clarify the Fund’s strategy and explain how the Fund’s portfolio will not correlate with traditional investments.

The Registrant has added the following disclosure to the Fund’s Principal Investment Strategies section:

Generally, the Fund gains exposure to asset classes by investing in derivative instruments, including structured notes, futures contracts, futures-related instruments, forwards and swaps, including, but not limited to, equity index futures and equity swaps; bond futures and swaps; interest rate futures and swaps; commodity futures, forwards and swaps; and currencies and currency futures and forwards. The Adviser generally expects that the Fund’s performance will have a low correlation to the long-term performance of the general global equity, fixed income, currency and commodity markets; however, the Fund’s performance may correlate to the performance of any one or more of those markets over short-term periods.

2)	Please explain within the Fund’s strategy exactly what types of instruments it will invest in. If the Fund will buy swaps, please clearly state so. Please describe how the Fund will determine what to buy to achieve its investment objective.

Please see the response to Comment 1 of this section for revisions relating to the types of instruments that the Fund will invest in. The Registrant respectfully directs the Staff to the first and fifth paragraphs of the Fund’s Principal Investment Strategies section in the Registration Statement, which discusses the strategies utilized by the Adviser in its decisions to buy and sell securities for the Fund.

3)	The first sentence on page 3 states that the Fund will have exposure across the four major asset classes (commodities, currencies, fixed income and equities). Please disclose the credit quality/duration for fixed income securities and the market cap for equities. The Staff also notes that Credit is included as a fifth asset class in the first paragraph of the section.

The Registrant has added the following disclosure to the Revised Registration Statement:

Credit indices that deliver both investment grade and high yield exposure (such as CDX IG, CDX HY, iTraxx Main, and iTraxx Crossover) may be used, but individual, single-name credit exposure will not be utilized. The duration of these indices will range from 3 years to 10 years. Government bond futures will also be utilized, with durations ranging from 3 months to 30 years.

Equity indices and single name equity securities may be utilized. Individual securities are expected to have a market capitalization greater than $500 million.

4)	With respect to futures and forward contracts, please describe in plain English how the Fund will achieve its investment objective in the Principal Investment Strategies section and disclose the risks associated with futures and forward contracts in the Principal Investment Risks section.

Please see responses to comments 1 and 2 of this section for a further description of the Fund’s investments in futures and forward contracts and other derivatives. The Fund has also removed risk-related disclosure from the Fund’s Principal Investment Strategies section and has added the following to the Principal Investment Risks section of the Fund’s prospectus:

Ms. Rossotto

December 12, 2018

Forward and Futures Risk

The successful use of forward and futures contracts draws upon the Adviser’s skill and experience with respect to such instruments and are subject to special risk considerations. The primary risks associated with the use of futures contracts are (a) the imperfect correlation between the change in market value of instruments held by the Fund and the price of the forward or futures contract; (b) possible lack of a liquid secondary market, and possible regulatory position limits and restrictions, for a forward or futures contract and the resulting inability to close a forward or futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the Adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; (e) the possibility that the counterparty will default in the performance of its obligations; and (f) if the Fund has insufficient cash, it may have to sell securities from its portfolio to meet daily variation margin requirements, and the Fund may have to sell securities at a time when it may be disadvantageous to do so.

5)	The first paragraph on page 4 discusses the cost advantages of utilizing Alternative Beta Providers. Please move this disclosure above with the discussion of Alternative Beta Providers. This comment applies to each Fund.

The Registrant has made the requested changes.

6)	Please tailor the Derivatives Risk disclosure to those that the Fund uses as a principal strategy. Consider adding separate risks for total return swaps or commodities futures.

The Registrant has removed the Derivatives Risk disclosure and has replaced it with separate disclosures for each type of derivative instrument that the Fund expects to invest in, in addition to the Forward and Futures Risk disclosure as noted in Comment 4 above, as follows:

Options Risk

An option is a type of derivative instrument that gives the holder the right (but not the obligation) to buy (a "call") or sell (a "put") an asset in the near future at an agreed upon price prior to the expiration date of the option. The Fund may "cover" a call option by owning the security underlying the option or through other means. The value of options can be highly volatile, and their use can result in loss if the Adviser is incorrect in its expectation of price fluctuations.

Swap Agreements Risk

In a typical swap transaction, two parties agree to exchange the return earned on a specified underlying reference for a fixed return or the return from another underlying reference during a specified period of time. Swaps may be difficult to value and may be illiquid. Swaps could result in Fund losses if the underlying asset or reference does not perform as anticipated. Swaps create significant investment leverage such that a relatively small price movement in a swap may result in immediate and substantial losses to the Fund. The Fund may only close out a swap with its particular counterparty, and may only transfer a position with the consent of that counterparty. Certain swaps, such as short swap transactions and total return swaps, have the potential for unlimited losses, regardless of the size of the initial investment. Swaps can increase the Fund’s risk exposure to underlying references and their attendant risks, such as credit risk, market risk, foreign currency risk and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, inflation risk, leverage risk, liquidity risk, pricing risk and volatility risk.

Ms. Rossotto

December 12, 2018

Commodity Futures Risk

Investing in the commodities markets though futures may subject the Fund to greater volatility than investments in traditional securities. Commodity prices may be influenced by unfavorable weather, animal and plant disease, geologic and environmental factors as well as changes in government regulation such as tariffs, embargoes or burdensome production rules and restrictions.

Structured Products and Structured Notes Risk

A structured product may decline in value due to changes in the underlying instruments on which the product is based. The cash flow or rate of return on the underlying investments may be apportioned among the newly issued securities to create different investment characteristics, such as varying maturities, credit quality, payment priorities and interest rate provisions. The cash flow or rate of return on a structured investment may be determined by applying a multiplier to the rate of total return on the underlying investments or referenced indicator. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Holders of structured products indirectly bear risks associated with the underlying investments, index or reference obligation, and are subject to counterparty risk. Structured products are generally privately offered and sold, and thus, are not registered under the securities laws. Certain structured products may be thinly traded or have a limited trading market and may have the effect of increasing the Fund’s illiquidity to the extent that the Fund, at a particular point in time, may be unable to find qualified buyers for these securities. Structured notes are derivative securities for which the amount of principal repayment and/or interest payments is based on the movement of one or more “factors.” Investments in structured notes involve risks including interest rate risk, credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations.

7)	The Staff notes that Exchange-Traded Product Risk is included as a principal risk of the Fund. If it is a principal risk of the Fund, there should be related disclosure in the Principal Investment Strategies section. If not, please remove the risk.

The Registrant confirms that Exchange-Traded Product Risk will not be a principal risk of the Fund, and as such, the disclosure has been removed from the Revised Registration Statement.

8)	Please move strategy-related disclosures included in the Non-Hedging Foreign Currency Trading Risk and the Rule 144A disclosure to the Principal Investment Strategies section.

The Registrant has moved strategy-related portions of the Non-Hedging Foreign Currency Trading Risk disclosure to the Principal Investment Strategies section in the Revised Registration Statement. Because Rule 144A securities are not a principal strategy of the Fund, the Registrant has removed the Rule 144A risk disclosure in the Revised Registration Statement.

SUMMARY SECTION – FS GLOBAL MACRO FUND

1)	Please explain the meaning of the name “Global Macro.”

The Registrant has revised the first paragraph of the Fund’s Principal Investment Strategies Section of the Revised Registration Statement to further explain the meaning of the name Global Macro, as follows:

The Fund seeks to achieve its investment objective by investing globally across a broad spectrum of alternative investment strategies. The Fund may provide exposure to alternative strategies across the five major asset classes (commodities, currencies, fixed income, equities and credit). The strategy will be implemented through systematic, long and short, rules-based strategies that seek to capture returns generated from yield-based opportunities that exist across equity, fixed income, currency, and commodity instruments. The Adviser seeks to monetize returns associated with investing in higher yielding asset classes, instruments and securities, while managing portfolio risks.

Ms. Rossotto

December 12, 2018

2)	The first paragraph under the Principal Investment Strategies section includes credit investments. Please explain what credit means. The Staff also notes that credit is not included as part of the major asset classes noted on page 13.

Credit indices that deliver both investment grade and high yield exposure (such as CDX IG, CDX HY, iTraxx Main, and iTraxx Crossover) may be used, but individual, single-name credit exposure will not be utilized. The duration of these indices are expected to range from 3 years to 10 years.

The Registrant has added credit as part of the major asset classes noted on page 13 of the Prospectus.

3)	The Principal Investment Strategies section states that principal strategies include “Curve Premium Strategies, that favor investments that would position the Fund’s exposure to profit from the shape of the yield curve, based on economic, market or other data.” Please explain which type of investments this disclosure is referring to.

The Registrant has revised the disclosure as follows in the Revised Registration Statement:

Curve Premium Strategies, that favor commodity, currency, fixed income, equity or credit investments that would position the Fund’s exposure to profit from the shape of the yield curve (which graphs the relationship between bond yields and bond maturity), based on economic, market or other data.

4)	The second paragraph on page 13 states that the “Alternative Beta Strategies may expose the Fund to a broad range of markets, asset classes and market sectors economically tied to U.S. and foreign markets.” Please explain how the Fund defines the term “economically tied.” Please see Release No. 24828, note 42.

The Registrant has added the following disclosure to the Principal Strategies of the Funds section of the Prospectus:

An issuer of a security may be deemed to be economically tied to a particular country if it meets one or more of the following criteria: (i) the issuer or guarantor of the security is organized under the laws of, or maintains its principal place of business in, such country; (ii) the currency of settlement of the security is the currency of such country; (iii) the principal trading market for the security is in such country; (iv) during the issuer’s most recent fiscal year, it derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in such country or has at least 50% of its assets in that country; or (v) the issuer is included in an index that is representative of that country. In the event that an issuer may be considered to be economically tied to more than one country based on these criteria (for example, where the issuer is organized under the laws of one country but derives at least 50% of its revenues or profits from goods produced or sold in another country), the Adviser may classify the issuer as being economically tied to any country that meets the above criteria in its discretion based on an assessment of the relevant facts and circumstances.

5)	Page 14 states that the Fund may invest in bank loans. Please disclose in the Principal Investment Risks section that it may take longer than 7 days for transactions in bank loans to settle. If applicable, address how the Fund intends to meet short-term liquidity needs. The Staff notes that this disclosure may not be necessary if investments in bank loans will not be significant.

The Registrant has added the following to the Loans and other Direct Indebtedness risk disclosure in the Fund’s Principal Investment Risks section:

Investments in loans may be difficult to value and may have extended settlement periods (the settlement cycle for bank loans may exceed 7 days).

Ms. Rossotto

December 12, 2018

6)	The sentence under Bankruptcy Process and Trade Claims Risk that states that the Fund may purchase bankruptcy claims should be moved to the Principal Investment Strategies section.

Because bankruptcy and trade claims are mentioned in the Principal Investment Strategies section, this disclosure has been removed from the Principal Investment Risks section of the Revised Registration Statement.

SUMMARY SECTION – FS REAL ASSET FUND

1)	With respect to the Fund’s 80% test, please confirm that any derivatives included in the 80% test have economic characteristics similar to real assets. Please also confirm that for purposes of the 80% test, derivatives are valued at market and not notional value.

The Registrant confirms that any derivatives included in the Fund’s 80% test will have economic characteristics similar to real assets. The Registrant also confirms that for purposes of the 80% test, derivatives will be valued at market, and not notional, value.

2)	If applicable, please note that the Fund will normally create real asset exposure using derivatives, as disclosed below.

The Registrant directs the Staff to page 25 of the Prospectus, which states that, “The Fund will normally create its real assets exposure using derivatives and other instruments that allow the Fund to achieve those exposures without significant payments of cash.”

3)	Please explain why inflation-indexed securities are considered real assets.

The Registrant defines inflation-indexed securities as real assets because, like other physical assets (such as commodities and real estate), they represent asset classes that generally perform well in periods of high inflation.

4)	Please revise the 80% disclosure to the following: “Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowing for investment purposes) in such real asset investments.

The Registrant has made the requested change.

5)	Please explain how investments in Alternative Beta Strategies are calculated for determining the 80% test.

The Registrant confirms that Alternative Beta Strategies are calculated by measuring the instrument level of exposure of the portfolio for purposes of the 80% test.

6)	Please disclose each type of derivative that the Fund expects to use as a principal strategy in the Principal Investment Strategies section.

The Registrant confirms that the Principal Investment Strategies section discloses each type of derivative that the Fund expects to use as a principal strategy, and thus no changes have been made.

Ms. Rossotto

December 12, 2018

7)	The Principal Investment Strategies section notes that the Fund will normally create its real assets exposures using derivatives and “other instruments” that allow the Fund to achieve those exposures without significant payments of cash. Please clarify what these “other instruments” are.

The Registrant has revised the disclosure in the Revised Registration Statement as follows:

The Fund will normally create its real assets exposures using derivatives ~~and other instruments~~ that allow the Fund to achieve those exposures without significant payments of cash.

8)	The Principal Investment Strategies section notes that the Fund may invest directly in debt instruments. Please clarify which types of debt instruments and the credit rating and duration of such instruments.

The Registrant directs the Staff to the following disclosure on pages 25 and 26 of the Prospectus, which details the types of debt instruments in which Fund may invest:

The Fund will normally create its real assets exposures using derivatives and other instruments that allow the Fund to achieve those exposures without significant payments of cash. As a result, the Fund expects to have available to it cash assets to invest in securities or other instruments. The Fund may invest directly in debt instruments; alternatively, the Adviser may choose to invest all or a portion of the Fund’s assets in one or more fixed income funds. Fixed income investments in which the Fund may invest, may include, by way of example, (i) securities or other income-producing instruments issued or guaranteed by the U.S. Government, its agencies, instrumentalities or sponsored corporations (including inflation-protected securities); (ii) other investment companies that invest principally in debt securities; (iii) short-term investments, such as commercial paper, repurchase agreements and money market funds; or (iv) various types of loans, including those that are part of highly leveraged transactions.

9)	The Principal Investment Strategies section states that “Except as expressly prohibited by the Fund’s Prospectus or its Statement of Additional Information, the Fund may make any investment or use any investment strategy consistent with applicable law.” Please remove this sentence, as it is too open-ended to be included in the Principal Investment Strategies section. This same language also appears in the Additional Information about the Funds section. The Staff notes that this language may be retained in the Additional Information about the Funds section if a qualifier is added noting that the Fund will not make any investment with a risk not disclosed in the Fund’s registration statement.

The Registrant has made the requested changes.

10)	The Principal Investment Strategies section states that there is no limit on the amount of the Fund’s assets that may be invested in commodities. Please quantify the amount of the Fund’s assets that may be invested in commodities.

The Registrant has revised the disclosure as follows in the Revised Registration Statement:

~~There is no limit on the amount of the Fund’s~~ The Fund may allocate up to 100% of its assets to one or more commodities, specific asset classes or market sectors.

11)	The Principal Investment Strategies section states “any later increase or decrease resulting from a change in values, net assets or other circumstances will not be considered in determining whether any investment complies with the Fund’s limitation or requirement.” This statement should be qualified by borrowing and liquidity requirements. The Staff notes that the sentence could be revised by stating “any later increase or decrease resulting from a change in values, net assets or other circumstances will not be considered in determining whether any investment complies with the Fund’s limitation or requirement, expect as otherwise provided herein.”

The Registrant has made the requested change.

Ms. Rossotto

December 12, 2018

12)	Please confirm whether fixed income risk should be included as a principal risk of the Fund.

The Registrant believes that the risks associated with the Fund’s fixed income investments are adequately disclosed in the Principal Investment Risks section through risks such as Credit/Default Risk, Interest Rate Risk, Non-Investment Grade Fixed Income Securities Risk and Prepayment Risk, and thus no changes have been made.

SUMMARY SECTION – FS LONG/SHORT EQUITY FUND

1)	Please confirm that equity-related and derivative instruments will have economic characteristics similar to equity securities.

The Registrant confirms that equity-related and derivative instruments will have economic characteristics similar to equity securities for purposes of the Fund’s 80% test.

2)	For purposes of the 80% test, please confirm that derivatives will be valued at market and not notional value.

The Registrant confirms that derivatives will be valued at market, and not notional value, for purposes of the 80% test.

3)	The Staff notes that the following disclosure should be moved to the Principal Investment Risks section: “A decline in the Fund’s assets due to losses magnified by the Equity Derivative Instruments providing leveraged exposure may require the Fund to liquidate portfolio positions to satisfy its obligations, to meet redemption requests or to meet asset segregation requirements when it may not be advantageous to do so. There is no assurance that the Fund’s use of Equity Derivative Instruments providing enhanced exposure will enable the Fund to achieve its investment objective.”

The Registrant has made the requested change.

4)	Will the Fund invest in debt instruments as a principal investment? If so, please disclose in the Principal Investment Strategies section. If not, please remove Credit/Default Risk.

The Registrant confirms that the Fund will not invest in debt instruments as a principal investment, and Credit/Default Risk has been removed from the Revised Registration Statement.

5)	The Staff notes that there are references to growth, value and quantitative investment styles in the Investment Style Risk disclosure but did not note applicable disclosure in the Principal Investment Strategies section. Please review whether this is an appropriate risk for the Fund.

The Registrant has added a reference to investment styles within the Principal Investment Strategies section of the Revised Registration Statement.

SUMMARY SECTION – FS MARKET NEUTRAL FUND

1)	Please revise the Fund’s objective to the following: “FS Market Neutral Fund (the “Fund”) seeks to provide capital appreciation ~~from global long and short equity investing and is designed to have low correlation to the returns of the equity markets in which the Fund invests~~.” The Staff notes that the deleted language should be removed or moved to the Principal Investment Strategies section.

The Registrant has made the requested change.

Ms. Rossotto

December 12, 2018

2)	Please revise the first paragraph to explain how the Fund intends to be market neutral. Please explain how the Adviser will make the determination to buy and sell securities.

The Registrant has moved the following disclosure to the first paragraph of the Principal Investment Strategies section, which has also been revised to include a discussion of how the Adviser will make the determination to buy and sell securities:

The Fund seeks to provide investors with returns from the potential gains from its long and short equity positions. The Fund is designed to be market- or beta-neutral, which means that the Fund seeks to achieve returns that are not closely correlated with the returns of the equity markets in which the Fund invests. Accordingly, the Adviser, on average, intends to target a low portfolio beta over a normal business cycle. Achieving zero portfolio beta would result in returns with no correlation to the equity markets in which the Fund invests over a normal business cycle. Equity market neutral strategies purchase certain equity securities and simultaneously sell short other equity securities in an attempt to isolate risk to the relative value or attractiveness of one security or basket of securities as compared to another security or basket of securities and eliminate general market risk. Generally, investment decisions are based on fundamental analysis to establish the relative values or attractiveness of the securities in the Fund’s portfolio.

3)	The Staff notes a reference to fixed income securities on page 48. If part of the Fund’s principal strategies, please state so in the Principal Investment Strategies section. If not, please remove.

The Registrant confirms that fixed income securities will not be a principal strategy of the Fund, and references to fixed income securities have been removed from the Fund’s Principal Investment Strategies and Principal Investment Risks sections of the Revised Registration Statement.

SUMMARY SECTION – FS EVENT DRIVEN FUND

1)	Please revise the Fund’s objective to the following: “FS Event Driven Fund (the “Fund”) seeks to provide capital appreciation ~~by employing an event driven strategy~~.” The Staff notes that the deleted language should be removed or moved to the Principal Investment Strategies section.

The Registrant has made the requested change.

2)	The Principal Investment Strategies section states that the Fund may invest in non-U.S. securities. If this includes emerging markets, please state so.

The Registrant confirms that the Fund may invest in emerging markets and has revised disclosure in the Fund’s Principal Investment Strategies section in the Revised Registration Statement as follows:

The Fund normally invests in both U.S. and non-U.S. securities, including securities of issuers located in developing countries.

3)	The bottom of page 55 states that the Fund “may invest a portion of its net assets (plus any borrowings for investment purposes) in fixed-income securities and related derivative instruments with similar economic characteristics.” The Staff notes that the Fund’s name does not have a names rule component, but this appears to be language similar to an 80% test. Please explain why this language is included. Please also clarify what the economic characteristics will be similar to.

The Registrant agrees with the Staff’s position that the Fund’s name is not subject to the names rule and has revised the disclosure as follows in the Revised Registration Statement for clarity:

The Fund may invest ~~a portion of its net assets (plus any borrowings for investment purposes)~~ in fixed-income securities and related derivative instruments with similar economic characteristics.

Ms. Rossotto

December 12, 2018

4)	The Staff notes that the Fund may invest in credit default swaps. Please confirm supplementally that when acting as the seller, the Fund will cover the transaction to its full notional value.

The Registrant confirms that when acting as the seller of credit default swaps, the Fund will cover the transaction to its full notional value (minus any amounts owed to the Fund).

5)	With respect to the Depositary Receipts Risk disclosure, if ADRs are expected to be a principal investment, please disclose in the Principal Investment Strategies section.

The Registrant confirms that ADRs are expected to be a principal strategy of the Fund and has added related disclosure to the Principal Investment Strategies section.

6)	Please confirm whether municipal bond risk should be included as a principal risk.

The Registrant confirms that municipal bond risk will not be a principal risk of the Fund, and thus no changes have been made.

7)	Please reference Rule 144A securities in the Principal Investment Strategies section if expected to be a principal strategy of the Fund.

Because Rule 144A securities are not expected to be a principal strategy of the Fund, the Registrant has removed the Rule 144A risk disclosure in the Revised Registration Statement.

STATUTORY PROSPECTUS

1)	Please note that instruments rated below-investment grade are known as junk bonds throughout the Registration Statement.

The Registrant has made the requested changes.

2)	The Prospectus states that each investment objective may be changed without shareholder approval. If shareholder notice will be given for such changes, please disclose.

The Registrant has added the following disclosure to the Additional Information About the Funds – Investment Objectives section of the Prospectus:

Shareholders will be given 60 days' advance notice if a Fund decides to change its investment objective.

3)	Please supplementally confirm the percentage of each Fund’s assets that will be invested in private Funds. The Staff notes that it will have additional comments if the amount will exceed 15%.

The Registrant confirms that each Fund’s investments in private funds will not exceed 15% of its net assets.

4)	Please clarify whether the Additional Risks section includes principal or non-principal risks. If these are non-principal risks, please confirm whether any of these risks should be moved to the principal risk section (for example, convertible securities).

The Registrant confirms that the Additional Risks section of the Prospectus includes only non-principal risks, which has been clarified in the Revised Registration Statement. The convertible securities risk disclosure in the Additional Risks section is duplicative of disclosure included in the Additional Description of the Principal Risks of the Funds section, and thus has been removed.

Ms. Rossotto

December 12, 2018

5)	The Advisory Agreements section states that the basis for the Trustees’ approval of the Advisory Agreements will be available in the Funds’ first semi-annual report to shareholders. Please replace “first” with the period of the report.

The Registrant has revised the disclosure as follows in the Revised Registration Statement:

The basis for the Trustees’ approval of the Advisory Agreements will be available in the Funds’ ~~first~~ semi-annual report to shareholders dated June 30, 2019.

6)	Please supplementally confirm whether the expense limitation agreement was approved by the Board through the 15(c) process.

The Registrant confirms that the expense limitation agreement was approved by the Board and was discussed as part of the 15(c) process.

STATEMENT OF ADDITIONAL INFORMATION

1)	The second paragraph on page 3 states that “Unless otherwise indicated, all fundamental and non-fundamental limitations applicable to a Fund’s investments (as stated above and elsewhere in this SAI and the Prospectus) apply only at the time a transaction is entered into.” Please clarify that this is true with the exception of limitations on borrowing and illiquid investments.

The Registrant has revised the disclosure as follows in the Revised Registration Statement:

Unless otherwise indicated, all fundamental and non-fundamental limitations applicable to a Fund’s investments (as stated above and elsewhere in this SAI and the Prospectus) apply only at the time a transaction is entered into, with the exception of limitations on borrowing and illiquid investments.

2)	Page 3 states that a Subsidiary has an eligible custodian under Section 17 of the 1940 Act. Please identify any such custodians.

The Registrant has added disclosure to the Revised Registration Statement noting State Street Bank and Trust Company as the Subsidiaries’ eligible custodian.

3)	With respect to the Portfolio Holdings disclosure, please disclose how conflicts are resolved.

The Registrant respectfully believes that the information as presented in the Statement of Additional Information is responsive to Item 16(f) of Form N-1A, which does not require a discussion of conflicts of interest with respect to portfolio holdings.

4)	With respect to the disclosure regarding potential conflicts of interest on page 47, the disclosure should be with respect to the portfolio managers to follow Form N-1A requirements.

The Registrant respectfully directs the Staff to the paragraph under the section entitled “Potential Conflicts of Interests – General,” which discusses potential conflicts of interest with respect to the Funds’ portfolio managers.

Ms. Rossotto

December 12, 2018

5)	Please disclose whether personnel subject to the codes of ethics may invest in securities held by the Funds.

The Registrant has revised the applicable disclosure in the Revised Registration Statement as follows:

Personnel subject to these codes may invest in securities for their personal investment accounts so long as such investments are made in accordance with the applicable code’s requirements; however, they may not invest in securities held by the Funds.

COMMENTS RELATING TO WHOLLY-OWNED SUBSIDIARIES

For each wholly-owned subsidiary, provide the following disclosure:

1)	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and leverage (Section 18) on an aggregate basis with the subsidiary.

The Registrant has added the following disclosure to the Additional Description of the Principal Risks of the Funds section of the Prospectus:

The Funds also comply with Section 8 and Section 18 of the 1940 Act, governing investment policies and capital structure and leverage, respectively, on an aggregate basis with their Subsidiaries. The Subsidiaries also comply with Section 17 of the 1940 Act relating to affiliated transactions and custody.

2)	Disclose that each investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

The Registrant confirms that the Adviser complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15), and that each advisory agreement between the Adviser and a Subsidiary will be filed with the Revised Registration Statement. Further, disclosure in the Additional Description of the Principal Risks section of the Prospectus has been revised as follows:

However, the Adviser complies with the provisions of the 1940 Act relating to investment advisory contracts with respect to the Subsidiaries, and each Fund wholly owns and controls its Subsidiaries, making it unlikely that a Subsidiary will take action contrary to the interests of a Fund and its shareholders.

3)	Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

The Registrant directs the Staff to the following disclosure on page 3 of the Statement of Additional Information:

Each Fund intends to limit its investments in the Subsidiary in order to meet the income and diversification requirements for qualification as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). For example, in order to meet the diversification requirement, a Fund may not invest more than 25% of the value of its total assets in the securities (other than those of the U.S. Government or other RICs) of any one issuer. Therefore, a Fund generally may not invest more than 25% of the value of its total assets in a Subsidiary. Additionally, in order to qualify as a RIC, a Fund must, among other things, derive at least 90% of its gross income from certain specified sources (“qualifying income”). So-called Subpart F income included in a Fund’s gross income by virtue of its investment in its Subsidiary is qualifying income to the extent that the Subsidiary timely distributes to the Fund an amount at least equal to such subpart F income. A Subsidiary intends to make such distribution or distributions. If a Subsidiary were to fail to make such a distribution or distributions, such failure could adversely affect a Fund’s ability to qualify as a RIC. Please see “Income Dividends, Capital Gains Distributions, and Tax Status” for additional information about certain tax aspects of a Fund’s investment in a Subsidiary.

Ms. Rossotto

December 12, 2018

4)	Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and the subsidiary.

The Registrant confirms that the principal investment strategies and principal risks disclosed in the Prospectus reflect the aggregate operations of the Funds and the Subsidiaries.

Please confirm in correspondence:

5)	That the financial statements of the subsidiary will be consolidated with those of the Fund.

The Registrant confirms that the financial statements of the Subsidiaries will be consolidated with those of the Funds.

6)	That (1) the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the fee table; (2) the subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

The Registrant confirms that: (1) each Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and each Subsidiary’s expenses will be included in “Other Expenses” in the Funds’ Prospectus fee tables; (2) each Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (4) each Subsidiary and its board of directors will agree to inspection by the staff of its books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

* * * * * * *

Ms. Rossotto

December 12, 2018

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-988-2700.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:	Stephen S. Sypherd

FS Series Trust